Exhibit 3.3

Amendment No. 4

to the

Second Amended and Restated Articles of Incorporation

of

DDR Corp.

RESOLVED, that DDR Corp.’s Second Amended and Restated Articles of Incorporation, as amended, will be further amended and restated as set forth below:

ARTICLE FOURTH, Division A, Item X, Section 6 shall be amended and restated as follows:

Section 6. 6.50% Class J Cumulative Redeemable Preferred Shares. Of the 750,000 authorized Class J Shares, 400,000 shares are designated as a series entitled “6.50% Class J Cumulative Redeemable Preferred Shares” (hereinafter called “6.50% Class J Preferred Shares”). The 6.50% Class J Preferred Shares shall have the express terms set forth in this Division as being applicable to all Class J Shares as a class and, in addition, the following express terms applicable to all 6.50% Class J Preferred Shares as a series of Class J Shares:

(a)	The annual dividend rate of the 6.50% Class J Preferred Shares shall be 6.50% of the liquidation preference of $500.00 per share.

(b)	Dividends on the 6.50% Class J Preferred Shares shall be payable, if declared, quarterly in arrears on the fifteenth day of each January, April, July and October or, if not a Business Day (as defined in clause (h) of this Section 6), the next succeeding Business Day (each a “Dividend Payment Date”), the first quarterly dividend being payable, if declared, on October 15, 2012 (the “First Dividend Payment Date”). The dividends payable for each full quarterly dividend period on each 6.50% Class J Preferred Share shall be $8.125.

Dividends for the initial dividend period on the 6.50% Class J Preferred Shares, or for any period shorter or longer than a full dividend period on the 6.50% Class J Preferred Shares, shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The aggregate dividend payable quarterly to each holder of 6.50% Class J Preferred Shares shall be rounded to the nearest one-hundredth of one cent with $.00005 being rounded upward. Each dividend shall be payable to the holders of record as of the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or on such other date as shall be fixed by the Corporation’s Board of Directors that is no less than ten nor more than 30 days preceding the applicable Dividend Payment Date (the “Dividend Record Date”), in each case whether or not such day is a Business Day.

(c)	Dividends on 6.50% Class J Preferred Shares shall be cumulative as follows:

(1)	with respect to shares included in the initial issue of 6.50% Class J Preferred Shares and shares issued any time thereafter up to and including the Dividend Record Date for the First Dividend Payment Date, dividends shall be cumulative from the date of the initial issue of 6.50% Class J Preferred Shares; and

(2)	with respect to shares issued any time after the aforesaid Dividend Record Date, dividends shall be cumulative from the Dividend Payment Date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the Dividend Record Date for the payment of a dividend on 6.50% Class J Preferred Shares and ending on the Dividend Payment Date of that dividend, dividends with respect to such shares shall be cumulative from that Dividend Payment Date.

Accrued but unpaid dividends on 6.50% Class J Preferred Shares shall not bear interest. Any dividend payment made on the 6.50% Class J Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

(d)	Except as required to preserve the Corporation’s status as a real estate investment trust under the Internal Revenue Code of 1986, as amended, and except pursuant to the Special Optional Redemption Right (as defined in this Section 6(d)), the 6.50% Class J Preferred Shares may not be redeemed prior to August 1, 2017.

At any time or from time to time on and after August 1, 2017, the Corporation, at its option upon not less than 30 nor more than 60 days’ written notice, may redeem the 6.50% Class J Preferred Shares, in whole or in part, at a redemption price of $500.00 per share plus, in each case, an amount equal to all dividends accrued and unpaid thereon to, but not including, the redemption date, without interest (the “Optional Redemption Right”). Upon the occurrence of a Change of Control (as defined in clause (h) of this Section 6), the Corporation, at its option upon not less than 30 nor more than 60 days’ written notice, may redeem the 6.50% Class J Preferred Shares, in whole or in part, within 120 days after the first date on which such Change of Control occurred, at a redemption price of $500.00 per share plus, in each case, an amount equal to all dividends accrued and unpaid thereon to, but not including, the redemption date, without interest (the “Special Optional Redemption Right”).

If, prior to the Change of Control Conversion Date (as defined in clause (h) of this Section 6), the Corporation has provided or provides notice of its exercise of any of its redemption rights with respect to the 6.50% Class J Preferred Shares (whether pursuant to the Optional Redemption Right or the Special Optional Redemption Right), the holders of 6.50% Class J Preferred Shares will not have the Change of Control Conversion Right (as defined in clause (e) of this Section 6) in respect of the 6.50% Class J Preferred Shares called for redemption.

If less than all of the outstanding 6.50% Class J Preferred Shares are to be redeemed, the 6.50% Class J Preferred Shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares), or by any other equitable method determined by the Corporation that will not result in the issuance of any 6.50% Class J Preferred Shares in excess of the Ownership Limit (as defined in Section (a) of Item XIV of this Division A of this Article FOURTH).

Notice of redemption shall be mailed, postage prepaid, as of a date set by the Corporation not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the 6.50% Class J Preferred Shares to be redeemed at their respective addresses then appearing on the books of the Corporation.

(1)	No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any 6.50% Class J Preferred Shares except as to the holder to whom such notice was defective or not given.

(2)	A redemption notice which has been mailed in the manner provided herein shall be conclusively presumed to have been duly given on the date mailed whether or not the holder received the redemption notice.

In addition to any information required by the applicable rules of any securities exchange upon which the 6.50% Class J Preferred Shares may be listed or admitted to trading, each such notice shall state (i) the redemption date; (ii) the redemption price; (iii) the number of 6.50% Class J Preferred Shares to be redeemed; (iv) the place or places where certificates, if any, for the 6.50% Class J Preferred Shares to be redeemed are to be surrendered for payment of the redemption price; and (v) that dividends in respect of the 6.50% Class J Preferred Shares to be redeemed will cease to accrue on such redemption date. If less than all of the 6.50% Class J Preferred Shares held by any holder are to be redeemed, the notice shall state the number of such 6.50% Class J Preferred Shares held by such holder to be so redeemed.

(3)	In the event the Corporation is exercising the Special Optional Redemption Right, the notice referred to above shall also state: (i) that the 6.50% Class J Preferred Shares are being redeemed pursuant to the Special Optional Redemption Right in connection with the occurrence of a Change of Control and a brief description of the transaction(s) constituting such Change of Control; and (ii) that the 6.50% Class J Preferred Shares to which such notice relates may not be tendered for conversion in connection with the Change of Control by the holder thereof and that each 6.50% Class J Preferred Share so tendered for conversion that is selected, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

Anything herein to the contrary notwithstanding and except as otherwise required by law, the holders of 6.50% Class J Preferred Shares at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to their 6.50% Class J Preferred Shares on the corresponding Dividend Payment Date notwithstanding the redemption thereof after such Dividend Record Date and on or prior to such Dividend Payment Date or the Corporation’s default in the payment of the dividend due on such

Dividend Payment Date. Except as provided in this Section 6, the Corporation will make no payment or allowance for unpaid dividends, whether or not in arrears, on 6.50% Class J Preferred Shares called for redemption.

(e)	6.50% Class J Preferred Shares shall not be convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Section 6(e) and/or except in connection with the exercise of the Corporation’s rights pursuant to Section (d) of Item XIV of this Division A of this Article FOURTH, Section 4(d) of Division B of this Article FOURTH, or any similar Section hereafter contained in these Amended and Restated Articles of Incorporation, as amended.

Upon the occurrence of a Change of Control, each holder of 6.50% Class J Preferred Shares shall have the right, unless, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem the 6.50% Class J Preferred Shares pursuant to the Optional Redemption Right or Special Optional Redemption Right, to convert some or all of the 6.50% Class J Preferred Shares held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of Common Shares (or equivalent value of Alternative Conversion Consideration (as defined in this Section 6(e)) per 6.50% Class J Preferred Share to be converted (the “Common Shares Conversion Consideration”) equal to the lesser of (i) the quotient obtained by dividing (1) the sum of $500.00 per share plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (2) the Common Share Price (as defined in clause (h) of this Section 6); and (ii) 66.8896 (the “Share Cap”), subject to the adjustments described in the following paragraph.

Anything herein to the contrary notwithstanding and except as otherwise required by law, the persons who are holders of record of 6.50% Class J Preferred Shares at the close of business on a Dividend Record Date will be entitled to receive the dividend payable on the corresponding Dividend Payment Date notwithstanding the conversion of those shares after such Dividend Record Date and on or prior to such Dividend Payment Date and, in such case, the full amount of such dividend shall be paid on such Dividend Payment Date to the persons who were the holders of record of 6.50% Class J Preferred Shares at the close of business on such Dividend Record Date.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of Common Shares), subdivisions or combinations (in each case, a “Share Split”) with respect to Common Shares as follows: the adjusted Share Cap as the result of a Share Split will be the number of Common Shares that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of Common Shares outstanding after giving effect to such Share Split and the denominator of which is the number of Common Shares outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of Common Shares (or equivalent Alternative Conversion Consideration, as applicable) issuable in connection with the exercise of the Change of Control Conversion Right shall not exceed 26,756,000 Common Shares (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap and is subject to increase in the event that additional 6.50% Class J Preferred Shares are designated and issued in the future pursuant to an amendment to these Amended and Restated Articles of Incorporation, as amended.

In the case of a Change of Control pursuant to which Common Shares will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of 6.50% Class J Preferred Shares will receive upon conversion of such 6.50% Class J Preferred Shares the kind and amount of Alternative Form Consideration that such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of Common Shares equal to the Common Shares Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”; the Common Shares Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

If the holders of Common Shares have the opportunity to elect the form of consideration to be received in the Change of Control, the consideration that the holders of the 6.50% Class J Preferred Shares will receive will be in the form and proportion of the aggregate consideration elected by the holders of Common Shares who participate in the determination (based on the weighted average of elections) and will be subject to any limitations to which all holders of Common Shares are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

No fractional Common Shares will be issued upon the conversion of the 6.50% Class J Preferred Shares. In lieu of fractional shares, holders shall be entitled to receive the cash value of such fractional shares based on the Common Share Price (as defined in clause (h) of this Section 6).

Within 15 days following the occurrence of a Change of Control, the Corporation shall deliver a notice of occurrence of the Change of Control, describing the resulting Change of Control Conversion Right, to the holders of record of the 6.50% Class J Preferred Shares at their respective addresses then appearing on the books of the Corporation.

(1)	No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the conversion of any 6.50% Class J Preferred Shares except as to the holder to whom notice was defective or not given.

(2)	Each such notice shall state (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of the 6.50% Class J Preferred Shares may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Share Price; (v) the Change of Control Conversion Date; (vi) that if, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem all or any portion of the 6.50% Class J Preferred Shares, holders of such shares will not be able to convert such shares and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per 6.50% Class J Preferred Share; (viii) the name and address of the paying agent and the conversion agent; (ix) the procedures that the holders of the 6.50% Class J Preferred Shares must follow to exercise the Change of Control Conversion Right; and (x) the last date on which the holders of the 6.50% Class J Preferred Shares may withdraw shares surrendered for conversion and the procedures that such holders must follow to effect such a withdrawal.

The Corporation shall issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Corporation’s website, in any event prior to the opening of business on the first Business Day following any date on which the Corporation provides the Change of Control notice described above to the holders of the 6.50% Class J Preferred Shares.

In order to exercise the Change of Control Conversion Right, a holder of 6.50% Class J Preferred Shares shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates, if any, evidencing the 6.50% Class J Preferred Shares to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the Corporation’s transfer agent.

(1)	Such notice shall state (i) the relevant Change of Control Conversion Date; (ii) the number of 6.50% Class J Preferred Shares to be converted; and (iii) that the 6.50% Class J Preferred Shares are to be converted pursuant to the applicable provisions of the 6.50% Class J Preferred Shares.

(2)	Notwithstanding the foregoing, if the 6.50% Class J Preferred Shares are held in global form, such notice shall comply with applicable procedures of The Depository Trust Company or any other organization acting as depositary for the 6.50% Class J Preferred Shares (the “Depositary”).

Holders of 6.50% Class J Preferred Shares may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Corporation’s transfer agent prior to the close of business on the Business Day prior to the Change of Control Conversion Date.

(1)	The notice of withdrawal must state: (i) the number of withdrawn 6.50% Class J Preferred Shares; (ii) if certificated 6.50% Class J Preferred Shares have been issued, the certificate numbers of the withdrawn 6.50% Class J Preferred Shares; and (iii) the number of 6.50% Class J Preferred Shares, if any, which remain subject to the conversion notice.

(2)	Notwithstanding the foregoing, if the 6.50% Class J Preferred Shares are held in global form, such notice of withdrawal shall comply with applicable procedures of the Depositary.

6.50% Class J Preferred Shares as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem such 6.50% Class J Preferred Shares, whether pursuant to the Optional Redemption Right or Special Optional Redemption Right. If the Corporation elects to redeem 6.50% Class J Preferred Shares that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such 6.50% Class J Preferred Shares shall not be so converted and the holders of such shares shall be entitled to receive on the applicable redemption date $500.00 per share, plus accrued and unpaid dividends to, but not including, the redemption date.

The Corporation shall deliver the applicable Conversion Consideration to the applicable holders of 6.50% Class J Preferred Shares no later than the third Business Day following the Change of Control Conversion Date.

Notwithstanding anything to the contrary contained herein, no holder of 6.50% Class J Preferred Shares will be entitled to convert such shares to the extent that receipt of Common Shares upon conversion of the 6.50% Class J Preferred Shares would cause such holder (or any other person) to exceed either of the ownership limits described in Section (a) of Item XIV of this Division A of this Article FOURTH and Section 4(a) of Division B of this Article FOURTH, unless the Corporation provides an exemption from such ownership limits for such holder.

Notwithstanding the foregoing restrictions on the ability to convert the 6.50% Class J Preferred Shares, any conversion of 6.50% Class J Preferred Shares in violation of the ownership limits described in Section (a) of Item XIV of this Division A of this Article FOURTH and Section 4(a) of Division B of this Article FOURTH, or that causes another person to be in violation of such ownership limits, including as a result of the effect of the operation of this provision, shall be construed as causing any 6.50% Class J Preferred Shares that exceed such ownership limits to be deemed Excess Preferred Shares and subject to the provisions applicable to Excess Preferred Shares set forth in these Amended and Restated Articles of Incorporation, as amended.

(f)	The amount payable per 6.50% Class J Preferred Share in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $500.00, plus an amount equal to all dividends accrued and unpaid thereon to, but not including, the date of payment.

(g)	All dividend payments made on the 6.50% Class J Preferred Shares, at any time during which the Corporation is in default in the payment of dividends on such 6.50% Class J Preferred Shares for any dividend period, shall, for the purposes of Section 5(b)(1) of this Item X, be deemed to be made in respect of the earliest dividend period with respect to which the Corporation is in default.

(h)	Definitions. For the purposes of this Section 6 of Item X of Division A of this Article FOURTH, the following terms shall have the following meanings:

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in The City of New York, New York are authorized or required by law, regulation or executive order to close.

“Change of Control” is when, after the original issuance of the 6.50% Class J Preferred Shares, the following have occurred and are continuing:

(i)	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act (as defined in this Section 6(h)), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Corporation entitling that person to exercise more than 50% of the total voting power of all shares of the Corporation entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(ii)	following the closing of any transaction referred to in the foregoing clause (i), neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE MKT or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

“Change of Control Conversion Date” shall mean the date the 6.50% Class J Preferred Shares are to be converted which shall be a Business Day that is no fewer than 20 days nor more than 35 days after the date on which the Corporation provides notice of the occurrence of a Change of Control (as provided for in clause (e) of this Section 6) to the holders of the 6.50% Class J Preferred Shares.

“Common Share Price” shall mean: (i) if the consideration to be received in the Change of Control by the holders of Common Shares is solely cash, the amount of cash consideration per Common Share or (ii) if the consideration to be received in the Change of Control by holders of Common Shares is other than solely cash (x) the average of the closing sale prices per Common Share (or, if no closing sale price is reported, the average of the closing bid and ask prices per Common Share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per Common Share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which the Common Shares are then traded, or (y) the average of the last quoted bid prices for the Common Shares in the over-the-counter market as reported by Pink OTC Markets Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if the Common Shares are not then listed for trading on a U.S. securities exchange.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“NASDAQ” shall mean the NASDAQ Stock Market.

“NYSE” shall mean the New York Stock Exchange.

“NYSE MKT” shall mean the NYSE MKT (formerly known as the NYSE Amex Equities).